NAGA BATTLEGROUND, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 Cutter Mill Road, Suite 356 S
Great Neck, NY 11021
Tel: (516) 773-6280
Fax: (516) 482-2035
Email: stan@wirtheimcpa.com

ACCOUNTANT'S REVIEW REPORT

NAGA BATTLEGROUND INC
C/O MIKE RISLEY
705 FARRAR DAIRY ROAD
LILLINGTON NC 27546

We have reviewed the accompanying financial statements of Naga Battleground Inc. (the Company), which comprise the balance sheet as of December 31, 2024, and the related statements of income, retained earnings, and cash flows for the period October 28, 2024 (inception) through December 31, 2024 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Naga Battleground Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to begin full operations and has relied on financing to fund startup activities and these conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Stanley P. Wertheim, CPA

May 16, 2025

NAGA BATTLEGROUND INC

BALANCE SHEET

DECEMBER 31, 2024

ASSETS

Current assets:
Cash and cash equivalents	$	1,087	
Deposit for future event		2,030	
Total current assets			$ 3,117

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Loans payable	$	1,150	
Due to stockholder		6,187	
Total current liabilities			$ 7,337

Stockholders' equity:

Common stock shares, .001 par value; authorized 25,000,000 shares; issued and outstanding 6,000,0000	6,000	
Preferred stock shares, .001 par value; authorized 10,000,000 shares; issued and outstanding -0-	0	
Retained earnings	(10,220)	(4,220)
		$ 3,117

See independent accountant's review report and accompanying notes to the financial statements.

NAGA BATTLEGROUND INC. (unaudited)

STATEMENT OF INCOME

FOR THE PERIOD OCTOBER 28, 2024 (INCEPTION) TO DECEMBER 31, 2024

Revenue		$ 0
Operating expenses:		
Incorporation fees	666	
Consulting fees	3,000	
Travel	2,127	
Marketing	4,349	
Other costs	78	
Total operating expenses		10,220
Net (loss)		$ (10,220)

See independent accountant's review report and accompanying notes to the financial statements.

STATEMENT OF RETAINED EARNINGS (DEFICIT)

(unaudited)

FOR THE PERIOD OCTOBER 28, 2024 (INCEPTION) TO DECEMBER 31, 2024

Retained earnings at beginning	$	0
Net (loss)		(10,220)
Retained earnings (deficit) at end	$	(10,220)

See independent accountant's review report and accompanying notes to the financial statements.

NAGA BATTLEGROUND INC

STATEMENT OF CASH FLOWS

FOR THE PERIOD OCTOBER 28, 2024 (INCEPTION) TO DECEMBER 31, 2024

Cash flows from operating activities:

Net (loss)	$	(10,220)
Changes in assets and liabilities:		
(Increase) in deposit for future event		(2,030)
Increase in loans payable		1,150
Increase in due to stockholder		6,187
Net cash provided by operating activities		5,307
Cash flows from financing activities:		
Shares issued for common stock		6,000
Net cash provided by financing activities		6,000
Net increase in cash		1,087
Cash at inception		0
Cash at end	$	1,087

See independent accountant's review report and accompanying notes to the financial statements.

1. Summary of significant accounting policies

a. Nature of operations

Naga Battleground Inc was founded to introduce the fast-growing sport of Brazilian Jiu-Jitsu and grappling to a worldwide audience with high quality broadcasting through network television and streaming.

The Company was incorporated in the State of Delaware on October 28, 2024.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements cover the period from the Company's incorporation on October 28, 2024, through December 31, 2024.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

NAGA BATTLEGROUND INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2024

The Company does not have any assets or liabilities that require fair value measurements.

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2024 consists of the following:

Net Operating Loss	$	(2,146)
Valuation Allowance	$	2,146
Net Provision for income tax		-

f. Cash and cash equivalents

Cash consists of deposits held in business checking accounts in the United States.

g. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation (FDIC) insures balances up to $250,000. The Company's cash balance does not exceed FDIC limits.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

The Company's articles of incorporation authorize the Company to issue 25,000,000 common shares with a par value of $.001. In addition, it authorizes the issuance of 6,000,000 preferred shares with a par value of $.001. As of December 31, 2024, 6,000,000 common shares and zero preferred shares were issued and outstanding.

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations

4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin full operations and has relied on financing to fund startup expenses. These factors and conditions create a doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued.

Management of the Company has evaluated these conditions and has proposed a plan to raise funda via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent events

Management evaluated all activity of the Company through May 16, 2025 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.